UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE
                                                                       May 24,
2019

  Gerald J. Guarcini, Esq.
  Ballard Spahr LLP
  1735 Market Street, 51st Floor
  Philadelphia, PA 19103-7599

          Re:     Aura Systems, Inc.
                  PREC14A filed by Zvi Kurtzman et al.
                  Filed May 15, 2019
                  File No. 000-17249

  Dear Mr. Guarcini:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  General

  1. We note the Schedule 13D filing made by the Participants on May 21, 2019. Please advise us as to why such filing was made nearly two months following March 22, 2019, the date given by the Participants as the date that triggered the filing requirement, rather than within
     10 days of such date, as required by Section 13(d) of the Exchange Act and Rule 13d-1 thereunder. In addition, and particularly in light of the trading history of Mr. Kurtzman and
     Mr. Lowy indicated in Annex I of the preliminary consent solicitation statement, please advise us as to what consideration was given during the past two years to the application of
     Section 13(d) and Regulation 13D-G thereunder to the activities of Mr. Kurtzman and Mr.
     Lowy.

  2. With respect to the share ownership and trading history of Mr. Kurtzman and Mr. Lowy, please advise us as to what consideration has been given to the application of Exchange Act
     Section 16 and corresponding Rules 16a-2 and 16a-3 thereunder.
 Gerald J. Guarcini, Esq.
May 24, 2019
Page 2

Consent Procedures, page 5

3. We note the disclosure on page 6 and elsewhere that states that there were 53,453,661 shares of Common Stock outstanding as of March 26, 2019. Disclosure on page 3 indicates that such information is based on a report of Transfer Online. Please be clear throughout the filing about the sources of information for share amounts, and please explain why the
   Company appeared to use a different figure (namely 48,801,770) for outstanding shares when calculating the results of the Participants' March 26/27 consent effort. Please also explain the Participants' understanding as to what figure will mark the appropriate denominator for purposes of determining the success of the consent solicitation to which this filing relates.
   Finally, assuming that 53,453,661 shares is the correct figure, please explain why 26,726,832 shares, rather than 26,726,831 shares, amounts to the requisite majority.

Reasons for the Consent Solicitation, page 8

4. We note the disclosure that states, "[w]e are not aware of any current plans of the Company to hold an annual meeting in the foreseeable future." Please disclose here that the
   Participants are pursuing litigation in Delaware that seeks to compel the Company to hold an annual meeting, as the disclosure in Item 4 of the Participants' Schedule 13D filed
   May 21, 2019 indicates.

Proposal No. 2: Director Election Proposal, page 11

5. We note the disclosure that states, "...such unfilled vacancies may be filled at the discretion of the newly constituted Board." Please provide clarifying disclosure regarding the manner in which the Board would be permitted to exercise such discretion.

Solicitation of Consents, page 16

6. We note that consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of
Schedule 14A. Refer
   to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the Participants'
   understanding in a response letter or otherwise.

7. Please ensure that all disclosure required under Item 4(b) of Schedule 14A is provided.

Information Concerning the Issuer, page 17

8. Please be advised that if the Participants intend to rely on Rule 14a-5(c), such reliance would be impermissible at any time before the Company distributes the information to stockholders.
   If the Participants decide to disseminate their consent solicitation statement prior to the distribution of the Company's consent revocation statement, the Participants must undertake to provide any omitted information in a supplement filed as a revised definitive proxy
 Gerald J. Guarcini, Esq.
May 24, 2019
Page 3

    statement and accept all legal risk for distributing the initial definitive consent solicitation statement without all required disclosures. Please advise us as to the timing of the
    Participants' anticipated distribution.

Form of Proxy

9. Please clearly mark as preliminary the form of proxy. See Rule 14a-6(e)(1).

10. Please clearly provide the spaces to write in names that the instructions indicate are included on the form of proxy but at present do not appear.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-8094 with any questions.


                                                                Sincerely,

                                                                /s/ David M.
Plattner

                                                                David M.
Plattner
                                                                Special Counsel
                                                                Office of
Mergers and Acquisitions